UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 61)*

THE WENDY’S COMPANY

(Name of Issuer)

COMMON STOCK, PAR VALUE $.10 PER SHARE

(Title of Class of Securities)

95058W100

(CUSIP Number)

PETER W. MAY 280 PARK AVENUE NEW YORK, NEW YORK 10017 TEL. NO.: (212) 451-3000	BRIAN L. SCHORR, ESQ. CHIEF LEGAL OFFICER TRIAN FUND MANAGEMENT, L.P. 280 PARK AVENUE, 41st FLOOR NEW YORK, NEW YORK 10017 TEL. NO.:(212) 451-3000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 8, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No 95058W100	Page 2

(1)	NAME OF REPORTING PERSON Nelson Peltz
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS Not applicable
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of	(7)	SOLE VOTING POWER (See Item 5) 0
shares beneficially owned by	(8)	SHARED VOTING POWER (See Item 5) 30,882,254
each reporting person	(9)	SOLE DISPOSITIVE POWER (See Item 5) 9,959,519
with:	(10)	SHARED DISPOSITIVE POWER (See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 30,882,254
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.19%*
(14)	TYPE OF REPORTING PERSON IN

_______

* This percentage is calculated based upon 203,242,708 shares of Common Stock outstanding as of July 25, 2024, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended on June 30, 2024 (the “Form 10-Q”).

SCHEDULE 13D

CUSIP No 95058W100	Page 3

(1)	NAME OF REPORTING PERSON Peter W. May
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS Not applicable
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of	(7)	SOLE VOTING POWER (See Item 5) 0
shares beneficially owned by	(8)	SHARED VOTING POWER (See Item 5) 30,675,565
each reporting person	(9)	SOLE DISPOSITIVE POWER (See Item 5) 5,507,029
with:	(10)	SHARED DISPOSITIVE POWER (See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 30,675,565
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.09%*
(14)	TYPE OF REPORTING PERSON IN

_______

* This percentage is calculated based upon 203,242,708 shares of Common Stock outstanding as of July 25, 2024, as reported in the Form 10-Q.

SCHEDULE 13D

CUSIP No 95058W100	Page 4

(1)	NAME OF REPORTING PERSON Trian Fund Management, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of	(7)	SOLE VOTING POWER (See Item 5) 0
shares beneficially owned by	(8)	SHARED VOTING POWER (See Item 5) 14,943,466
each reporting person	(9)	SOLE DISPOSITIVE POWER (See Item 5) 0
with:	(10)	SHARED DISPOSITIVE POWER (See Item 5) 14,943,466
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 14,943,466
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.35%*
(14)	TYPE OF REPORTING PERSON PN

_______

* This percentage is calculated based upon 203,242,708 shares of Common Stock outstanding as of July 25, 2024, as reported in the Form 10-Q.

SCHEDULE 13D

CUSIP No 95058W100	Page 5

(1)	NAME OF REPORTING PERSON Trian Fund Management GP, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of	(7)	SOLE VOTING POWER (See Item 5) 0
shares beneficially owned by	(8)	SHARED VOTING POWER (See Item 5) 14,943,466
each reporting person	(9)	SOLE DISPOSITIVE POWER (See Item 5) 0
with:	(10)	SHARED DISPOSITIVE POWER (See Item 5) 14,943,466
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 14,943,466
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.35%*
(14)	TYPE OF REPORTING PERSON OO

_______

* This percentage is calculated based upon 203,242,708 shares of Common Stock outstanding as of July 25, 2024, as reported in the Form 10-Q.

SCHEDULE 13D

CUSIP No 95058W100	Page 6

(1)	NAME OF REPORTING PERSON Trian Partners GP, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453775
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of	(7)	SOLE VOTING POWER (See Item 5) 0
shares beneficially owned by	(8)	SHARED VOTING POWER (See Item 5) 12,798
each reporting person	(9)	SOLE DISPOSITIVE POWER (See Item 5) 0
with:	(10)	SHARED DISPOSITIVE POWER (See Item 5) 12,798
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 12,798
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%*
(14)	TYPE OF REPORTING PERSON PN

_______

* This percentage is calculated based upon 203,242,708 shares of Common Stock outstanding as of July 25, 2024, as reported in the Form 10-Q.

CUSIP No 95058W100	Page 7

(1)	NAME OF REPORTING PERSON Trian Partners General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453595
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of	(7)	SOLE VOTING POWER (See Item 5) 0
shares beneficially owned by	(8)	SHARED VOTING POWER (See Item 5) 12,798
each reporting person	(9)	SOLE DISPOSITIVE POWER (See Item 5) 0
with:	(10)	SHARED DISPOSITIVE POWER (See Item 5) 12,798
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 12,798
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%*
(14)	TYPE OF REPORTING PERSON OO

_______

* This percentage is calculated based upon 203,242,708 shares of Common Stock outstanding as of July 25, 2024, as reported in the Form 10-Q.

CUSIP No 95058W100	Page 8

(1)	NAME OF REPORTING PERSON Trian Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453988
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of	(7)	SOLE VOTING POWER (See Item 5) 0
shares beneficially owned by	(8)	SHARED VOTING POWER (See Item 5) 5,014,628
each reporting person	(9)	SOLE DISPOSITIVE POWER (See Item 5) 0
with:	(10)	SHARED DISPOSITIVE POWER (See Item 5) 5,014,628
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 5,014,628
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.47%*
(14)	TYPE OF REPORTING PERSON PN

_______

* This percentage is calculated based upon 203,242,708 shares of Common Stock outstanding as of July 25, 2024, as reported in the Form 10-Q.

CUSIP No 95058W100	Page 9

(1)	NAME OF REPORTING PERSON Trian Partners Master Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0468601
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of	(7)	SOLE VOTING POWER (See Item 5) 0
shares beneficially owned by	(8)	SHARED VOTING POWER (See Item 5) 6,297,077
each reporting person	(9)	SOLE DISPOSITIVE POWER (See Item 5) 0
with:	(10)	SHARED DISPOSITIVE POWER (See Item 5) 6,297,077
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 6,297,077
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.10%*
(14)	TYPE OF REPORTING PERSON PN

_______

* This percentage is calculated based upon 203,242,708 shares of Common Stock outstanding as of July 25, 2024, as reported in the Form 10-Q.

CUSIP No 95058W100	Page 10

(1)	NAME OF REPORTING PERSON Trian Partners Parallel Fund I, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694154
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of	(7)	SOLE VOTING POWER (See Item 5) 0
shares beneficially owned by	(8)	SHARED VOTING POWER (See Item 5) 1,172,869
each reporting person	(9)	SOLE DISPOSITIVE POWER (See Item 5) 0
with:	(10)	SHARED DISPOSITIVE POWER (See Item 5) 1,172,869
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 1,172,869
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.58%*
(14)	TYPE OF REPORTING PERSON PN

_______

* This percentage is calculated based upon 203,242,708 shares of Common Stock outstanding as of July 25, 2024, as reported in the Form 10-Q.

CUSIP No 95058W100	Page 11

(1)	NAME OF REPORTING PERSON Matthew Peltz
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS Not Applicable
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of	(7)	SOLE VOTING POWER (See Item 5) 110,765
shares beneficially owned by	(8)	SHARED VOTING POWER (See Item 5) 327,827
each reporting person	(9)	SOLE DISPOSITIVE POWER (See Item 5) 0
with:	(10)	SHARED DISPOSITIVE POWER (See Item 5) 327,827
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 438,592
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.22%*
(14)	TYPE OF REPORTING PERSON IN

_______

* This percentage is calculated based upon 203,242,708 shares of Common Stock outstanding as of July 25, 2024, as reported in the Form 10-Q.

CUSIP No 95058W100	Page 12

(1)	NAME OF REPORTING PERSON Trian Partners Strategic Fund G-II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 46-5509975
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of	(7)	SOLE VOTING POWER (See Item 5) 0
shares beneficially owned by	(8)	SHARED VOTING POWER (See Item 5) 825,291
each reporting person	(9)	SOLE DISPOSITIVE POWER (See Item 5) 0
with:	(10)	SHARED DISPOSITIVE POWER (See Item 5) 825,291
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 825,291
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.41%*
(14)	TYPE OF REPORTING PERSON PN

_______

* This percentage is calculated based upon 203,242,708 shares of Common Stock outstanding as of July 25, 2024, as reported in the Form 10-Q.

CUSIP No 95058W100	Page 13

(1)	NAME OF REPORTING PERSON Trian Partners Strategic Fund G-III, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 47-2121971
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of	(7)	SOLE VOTING POWER (See Item 5) 0
shares beneficially owned by	(8)	SHARED VOTING POWER (See Item 5) 0
each reporting person	(9)	SOLE DISPOSITIVE POWER (See Item 5) 0
with:	(10)	SHARED DISPOSITIVE POWER (See Item 5) 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 0
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%*
(14)	TYPE OF REPORTING PERSON PN

_______

* This percentage is calculated based upon 203,242,708 shares of Common Stock outstanding as of July 25, 2024, as reported in the Form 10-Q.

CUSIP No 95058W100	Page 14

(1)	NAME OF REPORTING PERSON Trian Partners Strategic Fund-K, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 47-5116069
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of	(7)	SOLE VOTING POWER (See Item 5) 0
shares beneficially owned by	(8)	SHARED VOTING POWER (See Item 5) 1,620,803
each reporting person	(9)	SOLE DISPOSITIVE POWER (See Item 5) 0
with:	(10)	SHARED DISPOSITIVE POWER (See Item 5) 1,620,803
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 1,620,803
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.80%*
(14)	TYPE OF REPORTING PERSON PN

_______

* This percentage is calculated based upon 203,242,708 shares of Common Stock outstanding as of July 25, 2024, as reported in the Form 10-Q.

CUSIP No 95058W100	Page 15

AMENDMENT NO. 61 TO SCHEDULE 13D

This Amendment No. 61 (“Amendment No. 61”) amends and supplements the Schedule 13D dated October 13, 1992 (the “Original Statement”), as amended and restated by Amendment No. 6 dated May 3, 1993, as amended by Amendment No. 7 dated February 14, 1996, as amended by Amendment No. 8 dated October 13, 1998, as amended by Amendment No. 9 dated March 12, 1999, as amended by Amendment No. 10 dated May 4, 1999, as amended by Amendment No. 11 dated November 12, 2002, as amended by Amendment No. 12 dated April 25, 2003, as amended by Amendment No. 13 dated July 1, 2003, as amended by Amendment No. 14 dated September 24, 2003, as amended by Amendment No. 15 dated December 4, 2003, as amended by Amendment No. 16 dated January 15, 2004, as amended by Amendment No. 17 dated April 20, 2004, as amended by Amendment No. 18 dated June 29, 2004, as amended by Amendment No. 19 dated July 23, 2004, as amended by Amendment No. 20 dated May 23, 2005, as amended by Amendment No. 21 dated January 6, 2006, as amended by Amendment No. 22 dated February 23, 2006, as amended by Amendment No. 23 dated December 26, 2006, as amended by Amendment No. 24 dated April 23, 2008, as amended by Amendment No. 25 dated September 16, 2008, as amended by Amendment No. 26 dated September 23, 2008, as amended by Amendment No. 27 dated September 25, 2008, as amended by Amendment No. 28 dated October 1, 2008, as amended by Amendment No. 29 dated October 8, 2008, as amended by Amendment No. 30 dated November 6, 2008, as amended by Amendment No. 31 dated November 25, 2008, as amended by Amendment No. 32 dated December 5, 2008, as amended by Amendment No. 33 dated December 8, 2008, as amended by Amendment No. 34 dated December 11, 2008, as amended by Amendment 35 dated April 1, 2009, as amended by Amendment 36 dated March 9, 2010, as amended by Amendment 37 dated June 10, 2010, as amended by Amendment 38 dated February 2, 2011, as amended by Amendment 39 dated December 1, 2011 as amended by Amendment No. 40 dated February 6, 2012, as amended by Amendment No. 41 dated January 14, 2014, as amended by Amendment No. 42 dated January 15, 2014, as amended by Amendment No. 43 dated September 18, 2014, as amended by Amendment No. 44 dated June 3, 2015, as amended by Amendment No. 45 dated June 18, 2015, as amended by Amendment No. 46 dated June 25, 2015, as amended by Amendment No. 47 dated July 8, 2015, as amended by Amendment No. 48 dated July 20, 2015, as amended by Amendment No. 49 dated December 15, 2015, as amended by Amendment No. 50 dated December 6, 2016, as amended by Amendment No. 51 dated June 6, 2017, as amended by Amendment No. 52 dated February 27, 2018, as amended by Amendment No. 53 dated May 16, 2018, as amended by Amendment No. 54 dated March 7, 2019, as amended by Amendment No. 55 dated August 16, 2019, as amended by Amendment No. 56 dated May 24, 2022, as amended by Amendment No. 57 dated January 13, 2023, as amended by Amendment No. 58 dated March 3, 2023, as amended by Amendment No. 59 dated June 2, 2023 and as amended by Amendment No. 60 dated August 23, 2023 (“Amendment No. 60”) (the Original Statement, as so amended shall be known as the “Statement”), with respect to the (i) the Common Stock, par value $.10 per share (the “Common Stock”), of The Wendy’s Company (the “Company,” formerly known as Wendy’s/Arby’s Group, Inc. and, before that, Triarc Companies, Inc., a Delaware corporation (“Triarc”) and successor by merger to Triarc Companies, Inc., an Ohio corporation formerly named DWG Corporation) for periods commencing on or after May 28, 2009, (ii) the Common Stock, par value $.10 per share, of Triarc (through September 29, 2008, the date of the closing of the acquisition of Wendy’s described in Item 4) and of the Company for the period commencing on September 30, 2008 and ending on May 27, 2009 (the “Class A Common Stock”), and (iii) for periods prior to September 30, 2008, the Class B Common Stock, Series 1, par value $.10 per share, of Triarc (the “Class B Common Stock”). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

Except as set forth below, there are no changes to the information set forth in the Statement.

Items 2, 3, 4 and 5 of the Statement are hereby amended as follows:

Item 2. Identity and Background

Item 2 of the Statement is hereby amended and supplemented by adding the following information:

Fund-G III no longer beneficially owns any shares of Common Stock. As a result, following this Amendment No. 61, Fund-G III will no longer be a filing person, and references in this Statement to the “Filing Persons” or the “Trian Entities” will no longer include Fund-G III.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by the following:

Since the filing of Amendment No. 60, Nelson Peltz, in his capacity as a director of the Company, was awarded 1,087 shares of Common Stock on October 6, 2023, 1,118 shares of Common Stock on January 4, 2024, 1,191 shares of Common Stock on April 3, 2024, and 1,308 shares of Common Stock on July 3, 2024; Mr. May, in his capacity as a director of the Company, was awarded 1,501 shares of Common Stock on October 6, 2023, 1,544 shares of Common Stock on January 4, 2024, 1,645 shares of Common Stock on April 3, 2024, and 1,806 shares of Common Stock on July 3, 2024; and Matthew Peltz, in his capacity as a director of the Company, was awarded 1,340 shares of Common Stock on October 6, 2023, 1,379 shares of Common Stock on January 4, 2024, 1,469 shares of

CUSIP No 95058W100	Page 16

Common Stock on April 3, 2024, and 1,613 shares of Common Stock on July 3, 2024, in each case in lieu of board of directors and committee retainer fees otherwise payable in cash pursuant to the terms of the Company’s 2020 Omnibus Award Plan.

In addition, since the filing of Amendment No. 60, each of Messrs. Peltz, May and M. Peltz received 9,108 restricted shares of Common Stock on May 21, 2024, in each case upon their re-election to the Board of Directors pursuant to the terms of the Company’s 2020 Omnibus Award Plan.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

The sale of Shares by Trian Master Fund reported in this Amendment No. 61 was done for portfolio management purposes. None of the Shares that were sold were owned directly by Messrs. Peltz, May, or M. Peltz.

Item 5. Interest in Securities of the Issuer

(1) Part (a) of Item 5 of the Statement is amended by deleting the eleventh through seventeenth paragraphs thereof and replacing them with the following:

Mr. Peltz directly owns and has the sole power to dispose of and the shared power to vote 9,959,519 shares of Common Stock. Mr. May directly owns and has the sole power to dispose of and the shared power to vote 5,507,029 shares of Common Stock. Mr. M. Peltz directly owns and has the sole power to dispose of and vote 110,765 shares of Common Stock.

Claudia Peltz, Mr. Peltz’s wife, is the beneficial owner of 44,169 shares of Common Stock. These shares were previously beneficially owned by the Peltz L.P., the general partner of which was a limited liability company of which Mrs. Peltz was the sole member. Mr. Peltz may be deemed to beneficially own the shares of Common Stock owned by Mrs. Peltz. Mr. Peltz disclaims beneficial ownership of such shares.

The Peltz 2009 Family Trust is the beneficial owner of 132,397 shares of Common Stock. Mrs. Peltz, Mr. Peltz and Mr. M. Peltz serve as the trustees of the Peltz 2009 Family Trust. The shares held by the Peltz 2009 Family Trust were previously beneficially owned by the NP 2009 GRAT, a trust of which Mr. Peltz was the sole trustee. Each of Mr. Peltz and Mr. M. Peltz may be deemed to beneficially own the shares of Common Stock owned by the 2009 Family Trust. Each of Mr. Peltz and Mr. M. Peltz disclaims beneficial ownership of such shares.

The Nelson Peltz 2023 Non-Pourover Revocable Trust (the “Peltz 2023 Trust”) is the beneficial owner of 19,140 shares of Common Stock. Mr. Peltz is the sole trustee and sole beneficiary of the Peltz 2023 Trust. Mr. Peltz may be deemed to beneficially own the shares of Common Stock owned by the Peltz 2023 Trust.

In addition, certain of Mr. Peltz’s children (the “Peltz Children”) beneficially own 81,104 shares of Common Stock, which Mr. Peltz may be deemed to beneficially own. Mr. Peltz disclaims beneficial ownership of such shares.

The Peltz Family Foundation is the beneficial owner of 195,430 shares of Common Stock. Mr. and Mrs. Peltz, Mr. M. Peltz and an unrelated person serve as the trustees of the Peltz Family Foundation. Each of Mr. Peltz and Mr. M. Peltz may be deemed to beneficially own the shares of Common Stock owned by the Peltz Family Foundation. Each of Mr. Peltz and Mr. M. Peltz disclaims beneficial ownership of such shares.

The May Family Foundation is the beneficial owner of 32,910 shares of Common Stock. Mr. and Mrs. May and their two adult children serve as the directors of the May Family Foundation. Mr. May may be deemed to beneficially own the shares of Common Stock owned by the May Family Foundation. Mr. May disclaims beneficial ownership of such shares.

Pursuant to the Voting Agreement, Mr. Peltz may also be deemed to share voting power (but has no dispositive power) with respect to 5,507,029 shares of the Common Stock beneficially owned by Mr. May (excluding shares beneficially owned by the May Family Foundation), and Mr. May may also be deemed to share voting power (but has no dispositive power) with respect to 10,192,160 shares of the Common Stock beneficially owned by Mr. Peltz (excluding shares beneficially owned by Ms. Peltz and the Peltz Family Foundation). Accordingly, Mr. Peltz may be deemed to beneficially own such shares of Common Stock beneficially owned by Mr. May, and Mr. May may be deemed to beneficially own such shares of Common Stock beneficially owned by Mr. Peltz.

Trian Onshore directly owns 5,014,628 shares of Common Stock, Trian Master Fund directly owns 6,297,077 shares of Common Stock, Parallel Fund I directly owns 1,172,869 shares of Common Stock, Trian GP directly owns 12,798 shares of Common Stock, Fund-G II

CUSIP No 95058W100	Page 17

directly owns 825,291 shares of Common Stock, and Fund-K directly owns 1,620,803 shares of Common Stock. Mr. Peltz and Mr. May, by virtue of their relationships to Trian Onshore, Trian Master Fund, Parallel Fund I, Fund-G II, Fund-K, Trian GP, Trian GP LLC, Trian Management and Trian Management GP (as discussed in Item 2 above), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own the shares of Common Stock directly owned by Trian Onshore, Trian Master Fund, Parallel Fund I, Fund-G II, Fund-K and Trian GP. Each of Mr. Peltz and Mr. May disclaim beneficial ownership of such shares for all other purposes.

As a result, Mr. Peltz may be deemed to beneficially own an aggregate of 30,882,254 shares of Common Stock (including shares of Common Stock beneficially owned by Mr. May, Ms. Peltz, the Peltz 2009 Family Trust, the Peltz Children, the Peltz Family Foundation, the Peltz 2023 Trust, Trian Onshore, Trian Master Fund, Parallel Fund I, Fund-G II, Fund-K, and Trian GP, but excluding shares beneficially owned by the May Family Foundation), representing approximately 15.19% of the outstanding shares of Common Stock. In addition, Mr. May may be deemed to beneficially own an aggregate of 30,675,565 shares of Common Stock (including shares of Common Stock beneficially owned by the May Family Foundation, Mr. Peltz, Trian Onshore, Trian Master Fund, Parallel Fund I, Fund-G II, Fund-K, and Trian GP, but excluding shares beneficially owned by Ms. Peltz, and the Peltz Family Foundation), representing approximately 15.09% of the outstanding shares of Common Stock.

(2) Item 5 of the Statement is hereby amended and supplemented by deleting Part (a) and the first and second paragraphs of Part (b) of Item 5 of Amendment No. 60 and replacing them with the following:

(a) As of 4:00 p.m., New York City time, on August 8, 2024, the Filing Persons beneficially owned, in the aggregate, 31,025,929 shares of Common Stock, representing approximately 15.27% of the outstanding Common Stock (based upon 203,242,708 shares of Common Stock outstanding as of July 25, 2024, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended on June 30, 2024).

(b) Each of Trian Onshore, Trian Master Fund, Parallel Fund I, Trian GP, Fund-G II, and Fund-K beneficially and directly owns and has sole voting power and sole dispositive power with regard to 5,014,628, 6,297,077, 1,172,869, 12,798, 825,291, and 1,620,803 shares of Common Stock, respectively, in each case except to the extent that other Filing Persons as described in the Statement may be deemed to have shared voting power and shared dispositive power with regard to such shares.

Each of Trian Management, Trian Management GP, Nelson Peltz, and Peter W. May, by virtue of their relationships to Trian Onshore, Trian Master Fund, Parallel Fund I, Fund-G II, and Fund-K (as discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Common Stock that Trian Onshore, Trian Master Fund, Parallel Fund I, Fund-G II, and Fund-K directly and beneficially own. Each of Trian Management, Trian Management GP, Nelson Peltz, and Peter W. May disclaims beneficial ownership of such shares for all other purposes. Each of Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, and Peter W. May, by virtue of their relationships to Trian GP (as discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Common Stock that Trian GP directly and beneficially owns. Each of Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, and Peter W. May disclaims beneficial ownership of such shares for all other purposes.

(3) Part (c) of Item 5 of the Statement is amended and supplemented by the following:

The following table sets forth all transactions by any of the Filing Persons with respect to the shares of Common Stock effected during the past sixty (60) days, inclusive of the transactions effected through 4:00 p.m., New York City time, on August 8, 2024. All such transactions in the table were effected in block trades. The prices set forth in the table do not include commissions.

Name	Date	No. of Shares	Price Per Share ($)	Transaction Type

Trian Master Fund	08/08/2024	1,000,000	$17.18	Sale

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: August 9, 2024

TRIAN PARTNERS GP, L.P.

By: /s/ PETER W. MAY
Name: Peter W. May
Title: Member

TRIAN PARTNERS GENERAL PARTNER, LLC

By: /s/ PETER W. MAY
Name: Peter W. May
Title: Member

TRIAN PARTNERS, L.P

By: Trian Partners GP, L.P., its general partner

By: Trian Partners General Partner, LLC, its general partner

By: /s/ PETER W. MAY
Name: Peter W. May
Title: Member

TRIAN PARTNERS MASTER FUND, L.P.

By: Trian Partners GP, L.P., its general partner

By: Trian Partners General Partner, LLC, its general partner

By: /s/ PETER W. MAY
Name: Peter W. May
Title: Member

TRIAN PARTNERS PARALLEL FUND I, L.P.

By: Trian Partners Parallel Fund I General Partner, LLC, its general partner

By: /s/ PETER W. MAY
Name: Peter W. May
Title: Member

TRIAN FUND MANAGEMENT, L.P.

By: Trian Fund Management GP, LLC, its general partner

By: /s/ PETER W. MAY
Name: Peter W. May
Title: Member

TRIAN FUND MANAGEMENT GP, LLC

By: /s/ PETER W. MAY
Name: Peter W. May
Title: Member

TRIAN PARTNERS STRATEGIC FUND-G II, L.P.

By: Trian Partners Strategic Fund-G II GP, L.P., its general partner

By: Trian Partners Strategic Fund-G II General Partner, LLC, its general partner

By: /s/ PETER W. MAY
Name: Peter W. May
Title: Member

TRIAN PARTNERS STRATEGIC FUND-G III, L.P.

By: Trian Partners Strategic Fund-G III GP, L.P., its general partner

By: Trian Partners Strategic Fund-G III General Partner, LLC, its general partner

By: /s/ PETER W. MAY
Name: Peter W. May
Title: Member

TRIAN PARTNERS STRATEGIC FUND-K, L.P.

By: Trian Partners Strategic Fund-K GP, L.P., its general partner

By: Trian Partners Strategic Fund-K General Partner, LLC, its general partner

By: /s/ PETER W. MAY
Name: Peter W. May
Title: Member

/s/ NELSON PELTZ
Nelson Peltz

/s/ PETER W. MAY
Peter W. May

/s/ MATTHEW H. PELTZ
Matthew H. Peltz

EXHIBIT INDEX

EXHIBIT	DESCRIPTION	PAGE NO.
1	Stock Purchase Agreement dated as of October 1, 1992 by and between the Purchaser, Posner, Posner Trust and Security Management.	Filed with Original Statement
2	Exchange Agreement dated as of October 12, 1992 between the Company and Security Management.	Filed with Original Statement
3	Agreement dated as of October 1, 1992 between the Company and the Purchaser.	Filed with Original Statement
4	Agreement of Limited Partnership of the Purchaser dated as of September 25, 1992.	Filed with Original Statement
5	Joint Filing Agreement of the Purchaser, Peltz and May.	Filed with Amendment No. 14
6	Memorandum of Understanding, dated January 21, 1993, by and between the Purchaser and William A. Ehrman, individually and derivatively on behalf of SEPSCO.	Filed with Amendment No. 2
7

Letter dated January 25, 1993 from Steven Posner to the Purchaser Filed with Amendment (including proposed terms and conditions of Consulting Agreement to be No. 2 entered into between the Company and Steven Posner).

Filed with Amendment No. 2
8	Undertaking and Agreement, dated February 9, 1993, executed by the Purchaser.	Filed with Amendment No. 3
9	Amendment No. 3 dated as of April 14, 1993 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 4
10	Citibank Loan Documents (Exhibits and Schedule omitted).	Filed with Amendment No. 4
11	Republic Loan Documents (Exhibits and Schedules omitted).	Filed with Amendment No. 4
12	Pledge and Security Agreement, dated as of April 5, 1993, between the Purchaser and Citibank.	Filed with Amendment No. 5
13	Custodial Loan Documents.	Filed with Amendment No. 5
14	Agreement, dated May 2, 1994 among Nelson Peltz, Peter W. May and Leon Kalvaria.	Filed with Amendment No. 6
15	Amended and Restated Pledge and Security Agreement, dated as of July 25, 1994 between the Purchaser and Citibank.	Filed with Amendment No. 6
16	Amendment No. 1 dated as of November 15, 1992 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
17	Amendment No. 2 dated as of March 1, 1993 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
18	Amendment No. 4 dated a January 1, 1995 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
19	Amendment No. 5 dated as of January 1, 1996 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
20	BOA Loan documents, as amended (Exhibits and Schedules omitted).	Filed with Amendment No. 22
21	Letter, dated October 12, 1998, from Messrs. Nelson Peltz and Peter W. May to the Company.	Filed with Amendment No. 8
22	Press release, issued by the Company, dated October 12, 1998.	Filed with Amendment No. 8
23	Letter, dated October 12, 1998, from the Company to Messrs. Nelson Peltz and Peter W. May.	Filed with Amendment No. 8
24	Press release issued by the Company, dated March 10, 1999.	Filed with Amendment No. 9
25	Amended and Restated Agreement of Limited Partnership of the Purchaser, amended and restated as of November 11, 2002.	Filed with Amendment No. 11
26	Pledge Agreement dated April 2, 2001, made by Peltz Family Limited Partnership, in favor of Bank of America, N.A.	Filed with Amendment No. 13
27	Pledge and Security Agreement dated April 2, 2003, made by Peter W. May, in favor of Bank of America, N.A. (Schedule II omitted).	Filed with Amendment No. 13

28	Voting Agreement, dated June 26, 2004, by and among Messrs. Nelson Peltz, Peter W. May and Gregory H. Sachs.	Filed with Amendment No. 18
29	Voting Agreement dated July 23, 2004, between Messrs. Nelson Peltz and Peter W. May.	Filed with Amendment No. 19
30	Pledge and Security Agreement dated July 23, 2004, made by Nelson Peltz, in favor of Bank of America, N.A., as amended (Schedule I omitted).	Filed with Amendment No. 22
31	Amendment No. 1 to Pledge and Security Agreement dated July 23, 2004, made by Peter W. May, in favor of Bank of America, N.A.	Filed with Amendment No. 19
32	Agreement and Plan of Merger, dated April 23, 2008, by and among Triarc, Wendy’s and Green Merger Sub.	Incorporated by reference to Exhibit 2.1 to the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2008.
33	Voting Agreement, dated as of April 23, 2008, by and among the Company, Nelson Peltz and Peter W. May.	Incorporated by reference to Exhibit 99.1 to the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2008.
34	Joint Filing Agreement of the Filing Persons.	Filed with Amendment No. 25.
35	Amended and Restated Voting Agreement, dated as of August 14, 2008, by and among the Company, Nelson Peltz and Peter W. May.	Incorporated by reference to Annex J to the Company's Prospectus filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on August 20, 2008.
36	Joint Filing Agreement of the Filing Persons.	Filed with Amendment 28.
37

Amendment No. 1 to Agreement, dated as of April 1, 2009, by and among the Company, Trian Onshore, Trian Master Fund, Parallel Fund I, Parallel Fund II, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden.

Filed with Amendment 35.
38

Agreement dated November 5, 2008 by and between Wendy’s/Arby’s Group, Inc. and Trian Partners, L.P., Trian Partners Master Fund, L.P., Trian Partners Parallel Fund I, L.P., Trian Partners Parallel Fund II, L.P., Trian Fund Management, L.P., Nelson Peltz, Peter W. May and Edward P. Garden.

Filed as Exhibit (d)(6) to the Combined Schedule TO and Amendment 30 to Schedule 13D.
39

Agreement dated December 1, 2011 by and between The Wendy’s Company and Trian Partners, L.P., Trian Partners Master Fund, L.P., Trian Partners Parallel Fund I, L.P., Trian Partners GP, L.P., Trian Partners Strategic Investment Fund, L.P., Trian Partners Strategic Investment Fund-A, L.P., Trian Fund Management, L.P., Nelson Peltz, Peter W. May and Edward P. Garden.

Filed with Amendment 39.
40	Joint Filing Agreement of the Filing Persons.	Filed with Amendment 40.
41	Partial Release and Fourteenth Omnibus Amendment, dated as of August 18, 2014, to the Amended Documents referred to therein by and among Peter W. May, Leni May and Bank of America, N.A.	Filed with Amendment 43.
42	Partial Release and Eighth Omnibus Amendment, dated as of September 17, 2014, to the Amended Documents referred to therein by and among Nelson Peltz, Claudia Peltz and Bank of America, N.A.	Filed with Amendment 43.
43	Stock Purchase Agreement dated June 2, 2015 between the Company and the persons listed on Schedule I thereto.	Filed with Amendment 44.
44	Joint Filing Agreement of the Filing Persons.	Filed with Amendment 50.